U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(AMENDMENT NO. 3)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

ACT Teleconferencing, Inc.

(Name of Issuer)

ACT Teleconferencing, Inc.

(Name of Person(s) Filing Statement)

Common Stock, No Par Value

(Title of Class of Securities)

000955104

(Cusip Number of Class of Securities)

Peter E. Salas

Interim Principal Executive Officer

ACT Teleconferencing, Inc.

1526 Cole Boulevard, Suite 300

Golden, CO 80401

Phone: (303) 233-3500

Facsimile: (303) 238-0096

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Scott A. Berdan, Esq.

Kamlet Shepherd & Reichert, LLP

1515 Arapahoe Street, Tower 1, Suite 1600

Denver, CO 80202

Phone: (303) 825-4200

Facsimile: (303) 825-1185

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the result of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$51,630	$1.59(1)

(1)	Previously Paid
*	Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $5.00 per share for the eligible shares of Common Stock, multiplied by 10,326, the estimated maximum number of shares to be purchased in the offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Filing Party:	N/A

Form or Registration No.:	N/A

Date Filed:	N/A

Introduction

This Amendment No. 3 to Transaction Statement on Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3, as amended by Amendment No. 1 and Amendment No. 2 thereto, filed with the Securities and Exchange Commission, or SEC, on June 13, July 10, and July 19, 2007, respectively, by ACT Teleconferencing, Inc., a Colorado corporation, in connection with its offer to purchase all shares of its common stock, no par value, held by shareholders that owned 99 or fewer shares as of the close of business on June 6, 2007, and that continue to own such shares through the expiration date of the offer, pursuant to the offer to purchase and the related letter of transmittal. Except as otherwise noted below, no changes have been made to the responses to the Schedule 13E-3, as amended.

Items 1 through 15 of the Schedule 13E-3, as amended, which incorporate by reference the information contained in the offer to purchase, are hereby amended as follows:

The expiration date of the offer to purchase, which was initially established to be 5:00 p.m., Eastern Daylight Time, on July 18, 2007, and which was subsequently extended to 5:00 p.m., Eastern Daylight Time, on July 25, 2007, has been extended to 5:00 p.m., Eastern Daylight Time, on August 2, 2007. The expiration date of the offer to purchase may be further extended and the offer to purchase may also be earlier terminated. The offer to purchase and letter of transmittal are amended in their entirety to replace all references to 5:00 p.m., Eastern Daylight Time, on July 25, 2007 with 5:00 p.m., Eastern Daylight Time, on August 2, 2007.

ITEM 16.	EXHIBITS.

(a)	Exhibit No.	Description
	(1)(i)	Offer to Purchase for Cash dated June 13, 2007*

	(1)(ii)	Letter of Transmittal*

	(1)(iii)	Form of Letter to Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

	(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

	(1)(v)	Client Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

	(1)(vi)	Form of Notice of Guaranteed Delivery*

	(1)(vii)	Letter to Shareholders from Chairman of the Board of ACT Teleconferencing, Inc., dated June 13, 2007*

	(1)(viii)	Questions and Answers to accompany the Letter to Shareholders from Chairman of the Board of ACT Teleconferencing, Inc.*

	(1)(ix)	Offer to Purchase Flier to Shareholders*

	(5)(i)	Press Release dated June 13, 2007*

	(5)(ii)	Press Release dated July 10, 2007*

	(5)(iii)	Press Release dated July 19, 2007*

	(5)(iv)	Press Release dated July 26, 2007

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACT TELECONFERENCING, INC.

By:	/s/ Rick Fresia
Rick Fresia
Chief Financial Officer

Dated: July 26, 2007